June 22, 2016

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 4546

Washington, D.C.  20549

Re:	Akorn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed May 10, 2016
File No. 001-32360

Dear Mr. Rosenberg,

I am writing to confirm receipt of your comment letter dated June 9, 2016 regarding the above-referenced filing. As per our phone call with your staff, we require additional time to prepare a response to your letter. As a result, we respectfully request that you allow us to submit our response by July 8, 2016.

Should you have any questions or concerns, please contact our Chief Financial Officer, Duane A. Portwood, at (847) 279-6100, or by e-mail to duane.portwood@akorn.com.

Sincerely,

/s/ Rajat Rai

Rajat Rai
Chief Executive Officer